uni-fuels



Uni-Fuels Holdings Limited Corporate Presentation

January 2026

www.uni-fuels.com

UFG
Nasdaq Listed

Disclaimer & Cautionary Note Regarding Forward-Looking Statements

This presentation has been prepared by Uni-Fuels Holdings Limited (the "Company") solely for information purpose and has not been independently verified. No representations, warranties or undertakings, express or implied, are made by the Company or any of its affiliates, advisers, or representatives or the underwriters as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation. None of the Company or any of its affiliates, advisers, or representatives or the underwriters accept any responsibility whatsoever for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation. Unless otherwise indicated, the information in this presentation is current as of the date of this presentation. The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed.

Certain statements in this presentation, and other statements that the Company may make, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include descriptions and information regarding the Company's intent, beliefs or current expectations about the future. These statements can be recognized by the use of words such as "expects," "plans," "will," "estimates," "projects," "intends," "anticipates," "believes," "confident" or words of similar meaning. These forward-looking statements are not guarantees of future performance and are based on a number of assumptions about the Company's operations and other factors, many of which are beyond the Company's control, and accordingly, actual results may differ materially from these forward-looking statements. The Company or any of its affiliates, advisers, or representatives or the underwriters has no obligation and does not undertake to revise forward-looking statements to reflect future events or circumstances.

This presentation does not constitute an offer to sell or issue or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No securities of the Company may be sold in the United States without registration with the United States Securities and Exchange Commission (the "SEC") or an exemption from such registration pursuant to the Securities Act of 1933, as amended (the "Securities Act") and the rules and regulations thereunder. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, this presentation does not constitute a "prospectus" within the meaning of the Securities Act.

This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company and is qualified in its entirety by reference to the detailed information in the prospectus relating to the proposed offering.

Any public offering of the Company's securities to be made in the United States will be made solely on the basis of the information contained in the statutory prospectus included in such registration statement. Such prospectus contains detailed information about the Company, its subsidiaries and affiliated entities, management, the consolidated financial statements and risks and uncertainties associated with its business and industry. Any decision to purchase the Company's securities in the proposed offering should be made solely on the basis of the information contained in the prospectus relating to the proposed offering.

The Company's securities have not been approved or disapproved by the SEC or any other regulatory or governmental authority, nor have any of the foregoing passed upon the accuracy or adequacy of the information presented in this presentation.

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Uni-Fuels At A Glance

01 Fast Growing Global Presence

Headquartered in Singapore, offices in Seoul, Dubai, Shanghai and Limassol

02 End-to-end Marine Fuel Solutions for Customers

Efficient, reliable and compliant marine fuel solutions with 24/7 support year round

03 Integrated Platform & Expertise

Experienced professionals and a globally integrated supply network

04 Supporting Decarbonization in Shipping

Supporting customers with emission related solutions to comply with regulatory requirements



Key Investment Highlights

Essential Global Market

- Global marine fuel demand underpins global maritime activities

Proven Execution & Growth

- Demonstrated growth across volumes, ports and customers

Experienced Management Team

- Deep rooted industry experience with strong execution track record

Asset-Light, Scalable Model

- Operationally positioned to capture business growth opportunities

Energy Transition Enabler

- Supporting customers through regulatory and fuel transition

A scalable, asset-light global marine fuel platform positioned at the intersection of global maritime activities and energy transition.

Key Management Team



Koh Kuan Hua
Chairman, Chief Executive Officer and Director

- Responsible for overall direction, leadership and formulating business strategies for the Group
- > 15 years of experience in marine fuels industry
- Former Shareholder and Director of Sea Oil Petroleum Pte Ltd, majority owned by Thai-listed Sea Oil Public Company Limited
- Held Senior Bunker Trading and Bunker Trading roles in Dan-Bunkering (Singapore) Pte Ltd, A/S Dan-Bunkering Ltd Shanghai Rep Office and Praxis Energy Agents Pte Ltd



Stefanie Tay
Chief Operating Officer and Director

- Responsible for day-to-day operations of the Group
- > 18 years of experience in marine fuels industry
- Former Commercial Director at Sea Oil Petroleum Pte Ltd
- Held Leadership and Senior Bunker Trading roles at Dan-Bunkering (Singapore) Pte Ltd and United Bunkering & Trading (Asia) Pte Ltd



Lee Ling Li
Chief Financial Officer

- Responsible for overall finance and accounting functions, trade finance, treasury, payroll, tax and corporate secretarial matters for the Group
- > 28 years of experience in marine fuels industry
- Held Senior Finance roles at Sea Oil Petroleum Pte Ltd, AFCO Energy Pte Ltd, Opet Trade (Singapore) Pte Ltd and United Bunkering & Trading (Asia) Pte Ltd
- Master of Business in Professional Accounting at Victoria University of Technology in Australia

Key Management Team



Alan Tan
Senior Vice President, Commercial

- Responsible for managing day-to-day commercial activities of the Group
- > 20 years of experience in marine fuels industry
- Former Global Commercial Manager at Sea Oil Petroleum Pte Ltd
- Held Leadership and Senior Bunker Trading roles at Inter-Pacific Petroleum Pte Ltd, Chemoil International Pte Ltd and A/S Dan-Bunkering Ltd Shanghai Rep Office



Tan Guan Kai
Vice President, Operations, Credit & Compliance

- Responsible for managing day-to-day supply, credit, risk and compliance activities of the Group
- > 9 years of experience in marine fuels industry
- Former Credit and Compliance Manager at Sea Oil Petroleum Pte Ltd
- Held Bunker Trading role at Sea Oil Petroleum Pte Ltd prior to promotion

uni-fuels

Operating In A Large Essential Global Market Space

01 **Marine Fuels Fuel Global Fleet Powering >80% Global Trade**

Essential supply component to global shipping activities across all maritime sectors including global trade

02 **242M+ MT**

Global bunker fuel demand (2024)[1]

03 **>$120B**

Estimated annual market value

04 **1% Market Share = 2.4M MT**

Material revenue impact potentially translating to meaningful bottom line

Top 10 Bunker Ports (2024) [2]

Rank	Port	Volume (Mil)
1	Singapore	54.92
2	Rotterdam	9.39
3	Fujairah	7.50
4	Zhoushan	7.26
5	Antwerp-Burges	6.51
6	Busan	6.24
7	Hong Kong	5.70
8	Panama	5.10
9	Gibraltar	4.77
10	Shanghai	4.13

Sources:
1. Ship & Bunker, 2025 (https://shipandbunker.com/news/world/402077-market-survey-q4-gain-sends-2024-annual-bunker-hub-demand-4-higher)
2. Manifold Times, 2025 (https://www.manifoldtimes.com/news/ipec-2025-top-ten-global-bunkering-ports-and-marine-fuel-suppliers-revealed/)

Note:
Estimated annual market value is based on assumed global bunker fuel demand multiplied by average selling price of USD 500/mt.

uni-fuels

Global Shipping Market Trends That Redefine Marine Fuels Demand

01 International Maritime Organization (IMO) and European Union (EU) Maritime Regulations are redefining marine fuels transition

- IMO GHG Strategy
- EU Emission Trading System (EU ETS)
- FuelEU Maritime

02 Emerging demand for alternative fuels, conventional fuels are still dominating

03 Supply availability for alternative fuels remains a key constraint for wider adoption

04 Geopolitical disruptions mean supply optionality, coverage and availability are critical



uni-fuels

Growth Drivers in The Marine Fuels Market



01 Global bunker demand increased by 4% in 2024[1]

02 Geopolitical disruptions altered shipping routes resulted in increased marine fuel consumption[2]

03 Stable growth expected in global trade from 2025 to 2029[3]

04 Growth in non-trade shipping segments such as offshore and cruise sectors beyond global trade[4,5]

05 Increasing alternative fuels adoption, Singapore recorded >1 million tons in 2024[6]

Sources:

1. Ship & Bunker, 2025 (https://shipandbunker.com/news/world/402077-market-survey-q4-gain-sends-2024-annual-bunker-hub-demand-4-higher)
2. IBIA, 2024 (https://ibia.net/change-in-bunkering-activity-red-sea-attacks-on-commercial-shipping/)
3. United Nations Conference on Trade and Development (UNCTAD), 2024 (https://unctad.org/publication/review-maritime-transport-2024)
4. Global Growth Insights, 2025 (https://www.globalgrowthinsights.com/market-reports/offshore-support-vessels-market-108475)
5. Cruise Lines International Association, 2024 (https://cruising.org/sites/default/files/2025-03/2024%20State%20of%20the%20Cruise%20Industry%20Report_updated%20050824_Web.pdf)
6. Maritime Port Authority Singapore, 2025 (https://www.mpa.gov.sg/media-centre/details/strong-growth-momentum-for-maritime-Singapore)

Asset-light, Scalable Business Model Positioned for Growth

01 Operational Flexibility and Agility

Enables volume growth opportunities with flexible working capital deployment across markets

02 Global, Diversified Supply Base

Reduces dependency risk and supports income diversity in volatile markets

03 Centralized & Standardized Processes

Enables efficient onboarding of customers and suppliers

04 Supplier-Backed Credit Structures

Supports working capital efficiency and cash flow generation

05 Recurring Volume Growth Opportunities from Customers

Repeat sales opportunities and cross-selling across geographies



End-to-end Marine Fuel Solutions to Global Shipping Companies

Refining, Storage and Blending	Physical Distribution		End Customers
Refineries Storage	Bunkering Tanker Trucks Pipeline	uni-fuels	Shipping Companies

Uni-Fuels offers end-to-end marine fuel solutions and manages the delivery of marine fuels to customers at agreed terms and conditions

uni-fuels

Delivering Value Where It Matters Most

- Global Reach
- Integrated Local Supply Expertise
- Tailored Solutions & Comprehensive Product Offerings
- Positioned to Support Energy Transition

uni-fuels

Tailored Solutions Based on The Requirements of Our Customers

01 Very Low Sulphur Fuel Oil (“VLSFO”)

02 High Sulphur Fuel Oil (“HSFO”)

03 Marine Gas Oil (“MGO”)

04 Bio Marine Fuel (“BMF”)


Certificate

ISCC PLUS Certificate

We are committed to providing optimal fuel solutions that meet our customers’ unique operational needs – efficiently and responsively.

01 Agile And Flexible Pricing

02 Fuel Management

03 Trade Credit And Financing

04 Market Intelligence

05 Operational Expertise

Supporting Customers Through Regulatory and Fuel Transition

01 EU ETS

Requires companies to measure, report, and verify CO_2 emissions, and surrender carbon allowances (EUAs) corresponding to emissions output

01
One EUA = 1 tonne of CO_2

02
Emit more → purchase additional allowances

03
Emit less → lower carbon costs

From 2026, the EU ETS is in full force meaning ship operators must account for 100% emissions in EU waters

02 FuelEU Maritime

Requires ships to gradually reduce the carbon intensity of the fuels they use, promoting cleaner and more sustainable marine fuels starting 2025

How Uni-Fuels Support Shipowners & Operators?

01
Purchase of EU Allowances (EUAs) at commercial terms tailored to their needs

02
Supplying ISCC-certified biofuels, which can help reduce reported CO_2 emissions under EU ETS and lower GHG intensity under FuelEU Maritime

uni-fuels

Marine Fuel Supply Across All Shipping Market Sectors


Bulker


Tanker


Offshore


Container


Naval


Fishing


General Cargo


Tugs And Barge


Car Carrier


Cruise


Yacht


Dredger

Business Roadmap to Accelerate Growth

- ↑ Market Share
- Supplier Diversification
- Emission Control Solutions



- Geographical Expansion
- Talent Development & Retention
- ↑ Financial Resources
- Strategic Opportunities

Consecutive Growth Over Our Last 3 Financial Years


Revenue Growth (FY 2022 – FY 2024)
180
160
140
120
100
80
60
40
20
0
+404%
Growth
30.8
70.8
155.2
FY 2022
FY 2022
FY 2024


Gross Profit Growth (FY 2022 – FY 2024)
3.5
3
2.5
2
1.5
1
0.5
0
+33%
Growth
2.4
2.3
3.2
FY 2022
FY 2023
FY 2024

Key Performance Highlights

FY 2024

393
Vessels Supplied
▲62% YoY

641
Transactions
▲47% YoY

156
Customers Serviced
▲88% YoY

253
(In Thousands per MT)
Total Volume
▲143% YoY

87
Ports Supplied
▲24% YoY

Key Performance Highlights

H1 2025

359 Vessels Supplied ▲80% YoY	**502** Transactions ▲75% YoY
217 (In Thousands per MT) Total Volume ▲90% YoY	**103** Ports Supplied ▲102% YoY

179 Customers Serviced ▲106% YoY

Revenue & Gross Profit Accelerated in H1 2025

Revenue Growth (H1 2024 – H1 2025)



140
120
100
80
60
40
20
0
+54%
Growth
74.2
114.6
H1 2024
H1 2025

Gross Profit Growth (H1 2024 – H1 2025)



2.5
2
1.5
1
0.5
0
+42%
Growth
1.5
2.1
H1 2024
H1 2025

Appendix



UFG
Nasdaq Listed

uni-fuels

FY 2022 – FY 2024 Financial Highlights

Income Statement	FY 2022	FY 2023	FY 2024
Revenue	30.8	70.8	155.2
Cost of Revenue	(28.4)	(68.5)	(152)
Gross Profit	2.4	2.3	3.2
Total Operating Expenses	(0.1)	(0.9)	(3.0)
Income from Operations	2.4	1.4	0.3
Net Income	2.0	1.2	0.2
Balance Sheet	**FY 2022**	**FY 2023**	**FY 2024**
Equity	2.4	4.4	4.5
Cash and Bank Balances	3.3	4.1	4.3
Total Assets	4.4	17.7	17.0
Total Liabilities	2.0	13.4	12.4

H1 2025 Interim Financial Highlights

Income Statement	H1 2024 (Unaudited)	H1 2025 (Unaudited)
Revenue	74.2	114.6
Cost of Revenue	(72.7)	(112.6)
Gross Profit	1.5	2.1
Total Operating Expenses	(1.3)	(1.9)
Income from Operations	0.1	0.2
Net Income	0.1	0.1
Balance Sheet	**FY 2024** (Audited)	**H1 2025** (Unaudited)
Equity	4.5	12.3
Cash and Bank Balances	4.3	6.8
Total Assets	17.0	30.9
Total Liabilities	12.4	18.6



uni-fuels

Investor Relations
Contact Information:

Uni-Fuels Holdings Limited
investors@uni-fuels.com